UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                          Danka Business Systems PLC
         -------------------------------------------------------------
                               (Name of Issuer)

              Ordinary Shares, nominal value 1.25 pence per share
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   23627710

                                (CUSIP Number)

                             James L. Singleton
                            The Cypress Group LLC
                        65 East 55th St., 19th Floor
                          New York, New York  10022
                               (212) 705-0150


                                with copies to:

                            Glenn M. Reiter, Esq.
                         Simpson Thacher & Bartlett
                            425 Lexington Avenue
                          New York, New York  10017
                               (212) 455-2000
         -------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 17, 1999
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 23627710

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Cypress Associates II LLC

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/

                                                                     (b) /_/
    3     SEC USE ONLY


    4     SOURCE OF FUNDS

               AF, OO

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          /_/

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 64,000,000
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
               10   SHARED DISPOSITIVE POWER

                         64,000,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               64,000,000 *

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         /_/

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.497%

   14     TYPE OF REPORTING PERSON

               00

* The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cypress Merchant Banking Partners II L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                60,827,200
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 60,827,200
                10  SHARED DISPOSITIVE POWER

                         0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60,827,200

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.651%

 14    TYPE OF REPORTING PERSON

            PN

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cypress Merchant Banking II C.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

  NUMBER OF     7   SOLE VOTING POWER
   SHARES
BENEFICIALLY             2,585,920
  OWNED BY      8   SHARED VOTING POWER
    EACH
  REPORTING              0
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                         2,585,920
                10  SHARED DISPOSITIVE POWER

                         0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,585,920

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.094%

 14    TYPE OF REPORTING PERSON

            PN
                                      -5-

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            55th Street Partners II L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                586,880
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 586,880
                10  SHARED DISPOSITIVE POWER

                         0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            586,880

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.250%

 14    TYPE OF REPORTING PERSON

            PN

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James A. Stern

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 64,000,000
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
                10  SHARED DISPOSITIVE POWER

                         64,000,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            64,000,000*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.497%

 14    TYPE OF REPORTING PERSON

            IN

* The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffrey P. Hughes

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 64,000,000
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                  0
                10  SHARED DISPOSITIVE POWER

                         64,000,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            64,000,000*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.497%

 14    TYPE OF REPORTING PERSON

            IN

* The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James L. Singleton

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 64,000,000
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
                10  SHARED DISPOSITIVE POWER

                         64,000,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            64,000,000*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.497%

 14    TYPE OF REPORTING PERSON

            IN

* The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

                                 SCHEDULE 13D
CUSIP No. 23627710

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David P. Spalding

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/

                                                                     (b) /_/
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            AF, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 64,000,000
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
               10   SHARED DISPOSITIVE POWER

                         64,000,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            64,000,000*

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.497%

 14    TYPE OF REPORTING PERSON

            IN

* The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

                       STATEMENT PURSUANT TO RULE 13d-1

                     OF THE GENERAL RULES AND REGULATIONS

             UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

     This Statement on Schedule 13D relates to the Ordinary Shares, nominal value 1.25 pence per share (the "Ordinary Shares") of Danka Business Systems PLC, a limited liability company organized under the laws of England and Wales (the "Company"). The Ordinary Shares have been registered under the Securities Exchange Act of 1934, as amended, in the form of American Depositary Shares, each representing four Ordinary Shares. The principal executive offices of the Company are located at 11201 Danka Circle North, St. Petersburg, Florida 33716.

Item 2.   Identity and Background.

     This Schedule 13D is being filed jointly by Cypress Merchant Banking Partners II L.P., a Delaware limited partnership ("Cypress MBP"), Cypress Merchant Banking II C.V., a limited partnership organized under the laws of The Netherlands ("Cypress MB"), 55th Street Partners II L.P., a Delaware limited partnership ("55th Street", and together with Cypress MBP and Cypress MB, the "Investors"), Cypress Associates II LLC., a Delaware limited liability company ("Cypress Associates"), James A. Stern, Jeffrey P. Hughes, James L. Singleton and David P. Spalding (Messrs. Stern, Hughes, Singleton and Spalding, collectively, the "Members", and together with the Investors and Cypress Associates, the "Reporting Persons").

     Cypress MBP was formed in 1998 to invest in securities of entities selected by its general partner. 55th Street was formed in 1999 to invest in securities of entities selected by its general partner. Cypress MB was formed in 1999 to invest in securities of entities selected by its managing general partner. Cypress Associates is the general partner of Cypress MBP and 55th Street and the managing general partner of Cypress MB. Pursuant to the amended and restated limited partnership agreement of Cypress MBP, the management, operation and policy of 55th Street is vested exclusively in Cypress Associates. Pursuant to the amended and restated limited partnership agreement of 55th Street, the management, operation and policy of Cypress MBP is vested exclusively in Cypress Associates. Pursuant to the amended and restated limited partnership agreement of Cypress MB, Cypress Associates is vested with the right and power to manage and administer the affairs of Cypress MB, including with respect to the investment of Cypress MB's funds and the management and control of Cypress MB's portfolio investments.

     The business of Cypress Associates consists of performing the functions of, and serving as, the general partner of Cypress MBP and 55th Street, and the managing general partner of Cypress MB.

     The Members are the managing members of Cypress Associates and are affiliated with The Cypress Group LLC. Each of the Members is a United States citizen.

     The principal business and office address of Cypress Associates, Cypress MBP, 55th Street, Cypress MB and the Members is 65 East 55th Street, 19th Floor, New York, NY 10022. The principal business and office address of Cypress MB in the Netherlands is Herengracht 548, 1017 CG Amsterdam, The Netherlands.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The funds used in connection with the purchase by the Investors of the Participating Shares (as defined in Item 4) consisted of US$200 million in investment funds, which was obtained by the Investors from capital commitments made by their partners.

Item 4.   Purpose of Transaction.

     On November 2, 1999, the Company entered into a Subscription Agreement with the Investors (the "Subscription Agreement") for the purchase by the Investors of US$200 million 6.50% Senior Convertible Participating Shares (the "Participating Shares"), at a price of $1,000 per share, allocated as follows: 190,085 Participating Shares allocated to Cypress MBP, 8,081 Participating Shares allocated to Cypress MB and 1,834 Participating Shares allocated to 55th Street.

     The interest of the Reporting Persons in the Company will increase as a result of the payment, from time to time, of dividends on the Participating Shares in the form of additional Participating Shares. See Item 6.

     The Reporting Persons intend to review on a continuing basis their investment in the Company, and the Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

     Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

     (a) and (b). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cypress MBP, Cypress MB and 55th Street may be deemed to beneficially own 60,827,200, 2,585,920 and 586,880 Ordinary Shares, respectively, which are subject to issuance upon conversion of the Participating Shares acquired in connection with the Participating Shares Subscription.

     Accordingly, the percentage of the outstanding Ordinary Shares beneficially owned by each of Cypress MBP, Cypress MB and 55th Street is 20.651%, 1.094% and 0.250%, respectively.

     Cypress Associates, the general partner of Cypress MBP and 55th Street and managing general partner of Cypress MB, has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Participating Shares respectively owned by each of Cypress MBP, Cypress MB and 55th Street. As a result, Cypress Associates may be deemed to beneficially own the Participating Shares directly owned by the respective entities of which it is the general partner or managing general partner, and may be deemed to beneficially own the Ordinary Shares into which such Participating Shares are convertible. The filing of this Schedule 13D shall not be construed as an admission that Cypress Associates is a beneficial owner of any securities covered by this statement.

     Each of the Members, as a managing member of Cypress Associates, may be deemed to beneficially own the Participating Shares beneficially owned by the entities of which Cypress Associates is the general partner, and may be deemed to beneficially own the Ordinary Shares into which such Participating Shares are convertible. The filing of this Schedule 13D shall not be construed as an admission that any of the Members is a beneficial owner of any securities covered by this statement.

     (c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as disclosed in this Schedule 13D.

     (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the net proceeds from the sale of, the Participating Shares, or the Ordinary Shares into which such Participating Shares are convertible, referred to in this
Item 5.

     (e)  Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer.

     On December 17, 1999, an extraordinary general meeting of shareholders of the Company was held, at which the shareholders adopted resolutions approving, among other things, new articles of association of the Company which set forth the terms and conditions of the Participating Shares and authorizing the Board of Directors of the Company to authorize and allot such Participating Shares.

Subscription Agreement and Articles of Association

     The Subscription Agreement (Exhibit 3 hereto) and the Amendment to Subscription Agreement, dated as of December 16, 1999 (Exhibit 4 hereto), are incorporated herein by reference. The new articles of association (Exhibit A to Exhibit 6 hereto) are incorporated by reference herein. The following summary is qualified in its entirety by reference to the Subscription Agreement, the Amendment to Subscription Agreement and the new articles of association.

     The Participating Shares carry voting rights and are convertible into Ordinary Shares. Each Participating Share is initially convertible into 320 Ordinary Shares based upon a conversion price of US$3.125 per Ordinary Share. In addition, the Participating Shares have a preference over Ordinary Shares as to dividends and upon liquidation. Pursuant to the new articles of association of the Company, duly adopted by the shareholders of the Company at an extraordinary meeting of shareholders held on December 17, 1999, holders of the Participating Shares will be entitled to vote at general meetings of the Company's shareholders. Each Participating Share will carry so many votes as the number of Ordinary Shares into which it may convert, except that the total voting rights for the Participating Shares held by The Cypress Group LLC and its affiliates (including the Investors) may not exceed 29.99% of the total voting rights of shareholders.

     Dividends on Participating Shares will be payable quarterly and equal the greater of (a) an amount per annum equal to 6.50% of the liquidation preference payable on that Participating Share and (b) the deemed per annum rate of dividends, if any, declared on Ordinary Shares in that quarter. Until the fifth anniversary of the issue of the Participating Shares, dividends on the Participating Shares will be paid in the form of additional Participating Shares. From the fifth anniversary, dividends on the Participating Shares will be payable in cash, unless the Company is prohibited by law or under the terms of its then existing indebtedness, in which case dividends on the Participating Shares will be paid in the form of additional Participating Shares.

     Appointment of Directors. Pursuant to the terms of the Participating Shares as set forth in the new articles of association of the Company, the holders of the Participating Shares will be entitled jointly to appoint two directors to the Board of Directors, as long as such holders own voting shares (including Participating Shares) of the Company that represent at least 10% of the voting rights of the Company. In the event that such holders own voting shares representing less than 10%, but more than 5%, of the voting rights of the Company, such holders will be entitled to appoint one director to the Board of Directors. In the event that The Cypress Group LLC or its affiliates transfer some or all of the Participating Shares to a person who is unaffiliated with the Investors without the consent of the Board of Directors, and as a result of the transfer, The Cypress Group LLC and its affiliates hold in the aggregate less than 50.01% of the total number of Participating Shares, the holders of the Participating Shares will be entitled in aggregate to appoint only one director to the Board of Directors. Each committee of the Board of Directors will include at least one of the directors appointed by the holders of Participating Shares, subject to certain limitations to comply with applicable laws and regulations. Pursuant to the Subscription Agreement, the Company expanded its Board of Directors from 9 to 11 members as required under the new articles of association and has appointed two individuals, James L. Singleton and Anthony D. Tutrone, designated by the Investors as members of the Board of Directors.

     If the Company fails to redeem any Participating Shares when obligated to do so or, following the fifth anniversary of the initial date of issuance of the Participating Shares, the Company fails to pay a cash dividend on the Participating Shares for six consecutive quarters (regardless of whether the Company has paid such dividends in the form of additional Participating Shares) the holders of the Participating Shares will be entitled to appoint an additional two directors to the Board of Directors for so long as the Company is in default of its redemption obligations or until the Company will have paid dividends in full in cash for four additional consecutive quarters. Accordingly, the Board of Directors would be expanded from eleven to thirteen members to accommodate these additional directors.

     Effect of a Change of Control. In the event of a change in control, holders of Participating Shares will have the right to redeem such Participating Shares at a price equal to the greater of (a) 101% of the then effective liquidation preference and (b) the then market value of the Ordinary Shares into which the Participating Shares are convertible, in each case plus accumulated and unpaid dividends accruing from the most recent dividend payment date. In the event of a change of control event which takes place within three and a half years from the initial issue date of the Participating Shares, the holders of the Participating Shares are also entitled to receive any other dividend payments that would otherwise have been payable on the Participating Shares up to and including the date which is three and a half years following the initial issue date had they not been redeemed. As an alternative to redemption of the Participating Shares at the "as converted" ordinary share value, the Company may decide instead to convert the Participating Shares, instead of redemption in cash, into the number of Ordinary Shares into which they are convertible. Alternatively, the holders of Participating Shares may elect to convert all or part of their Participating Shares into Ordinary Shares and, if the change of control event takes place within three and a half years from the initial issue date of the Participating Shares, on conversion, the holders of the Participating Shares will also receive a cash payment equal to the amount of any dividend payments that would otherwise have been payable on the Participating Shares up to and including the date which is three and a half years following the initial issue date.

     The following constitute change of control events:

          (i) any person or group of persons (other than The Cypress Group LLC and any of its affiliates) becomes the beneficial owner of more than 29.99% of the Company's voting shares;

          (ii) subject to certain exceptions, the Company merges or consolidates with another entity, petitions the court pursuant to a scheme of arrangement within the meaning of section 425 of the United Kingdom Companies Act 1985 or transfers all or substantially all of its assets to another person, in any such event pursuant to a transaction in which the issued voting shares of the Company are changed into or exchanged for cash, securities or other property, subject to specified exceptions;

          (iii) during a period of 24 consecutive months, individuals who at the beginning of the period constituted the Board of Directors (together with any new members of the Board of Directors whose election is approved by a vote of at least 66 2/3% of the Board of Directors then still in office who were either directors of the Board of Directors at the beginning of the period or whose election was so approved) cease to constitute a majority of the Board of Directors; and

          (iv) subject to certain exceptions, the Company is voluntarily or involuntarily wound up or adopts a plan of liquidation.

     In the event that the Company is unable to redeem Participating Shares on the due date for redemption following a change of control event, the liquidation preference of each Participating Share, and therefore, the amount of the dividends payable on each Participating Share and their liquidation preference will be increased in accordance with the formula set forth in the new articles of association. The formula increases the liquidation preference per Participating Share by an amount (if a positive number only) equal to (i) the difference between (a) 101% of the effective liquidation preference per share on the due date for redemption and (b) the aggregate market value of the Ordinary Shares into which each Participating Share is convertible on the date immediately preceding the first public announcement of the transaction giving rise to the change of control event, multiplied by
(ii) a fraction the numerator of which is the deficiency in monies lawfully available for redemption of the Participating Shares due to be redeemed following the change of control event and the denominator of which is the total amount of monies necessary to pay the total redemption price that would be payable on the change of control event if all of the Participating Shares then in issue were to be redeemed.

     The Subscription Agreement provides for the reciprocal indemnification between the Company, on the one hand, and the Investors, on the other hand, for breaches of representations and warranties and breaches of covenants, subject to certain exceptions set forth in the Subscription Agreement.

     The Company paid affiliates of the Investors a commission of $4,000,000 upon completion of the sale of the Participating Shares.

     Danka Holding Company and Danka Office Imaging Company (which are U.S. subsidiaries of the Company) have agreed to pay the out-of-pocket expenses of the Investors incurred in connection with the sale of the Participating Shares (including, without limitation, the fees of the Investors' legal advisors, financial advisors and accountants).

Registration Rights Agreement

     Pursuant to a Registration Rights Agreement, the Company has granted the Investors demand registration rights with respect to their Participating Shares, Ordinary Shares into which such Participating Shares are convertible and American Depositary Shares representing such Ordinary Shares. The Company is required to pay all registration expenses, subject to limitations contained in the Registration Rights Agreement. In addition, the Investors have "piggyback" registration and listing rights with respect to those securities, subject to reduction by the managing underwriter of that offering, if any marketing factors so require.

     Demand Registrations. At any time after December 17, 2000, each Investor (or persons to whom an Investor specifically assigns the right) will have the right to require the Company to file a registration statement under the U.S. Securities Act covering all or part of its securities. The Company will then give the other holders of Participating Shares (or holders of Ordinary Shares or American Depositary Shares into which Participating Shares are converted) the opportunity to participate in the registration. The holders are permitted a maximum of four demand registrations.

     Piggyback Registrations. At any time after December 17, 2000, if the Company proposes or is required by law to register shares of its capital stock under the U.S. Securities Act or to list any shares on the London Stock Exchange, with certain exceptions, the Company shall give reasonable notice of its intention to do so to each of the holders of Participating Shares (or holders of Ordinary Shares or American Depositary into which Participating Shares are converted) and provide them with an opportunity to participate in the registration statement or the listing, as applicable. There is no limitation on the number of piggyback registrations or piggyback listings.

     Indemnification and Contribution. With respect to the registration of securities pursuant to the Registration Rights Agreement, the Company will indemnify each Investor selling securities covered by the registration statement, and persons who participate as underwriters in such sales, against all claims and expenses to which such person may become liable based on untrue statements of material fact, or failure to state a material fact, contained in the registration statement or the prospectus and any amendments or supplements to such documents, except to the extent such claims or expenses arise from reliance upon information furnished to the Company by the indemnified party. In addition, each Investor selling securities that are included in the registration statement will severally, and not jointly, indemnify the Company with respect to any untrue statement of material fact in, or omission of any material fact from, such registration statement or any accompanying prospectus and any amendments or supplements to such documents, if such claims or expenses arise from reliance upon information furnished by such Investors to the Company. However, in no event will the Investors indemnify the Company in an amount greater than the net proceeds received by such Investors upon the sale of securities pursuant to the registration statement giving rise to the claim.

     Contribution. If for any reason the indemnity provided in the Registration Rights Agreement is unavailable or is insufficient to hold harmless an indemnified person, then the Company, the shareholders and the underwriters of the registration statement giving rise to a claim, may seek contribution from one another in proportion to the relative benefits and relative fault of each such person to the others.

     Except as set forth in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     1.   Joint Filing Agreement

     2.   Powers of Attorney

     3.   Subscription Agreement (The Subscription Agreement, filed as
          Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 5, 1999, is hereby incorporated herein by reference).

     4.   Amendment to Subscription Agreement (The Amendment, filed as
          Exhibit 2 to the Company's Current Report on Form 8-K dated December 20, 1999, is hereby incorporated herein by reference).

     5. Registration Rights Agreement (The Registration Rights Agreement, filed as Exhibit 3 to the Company's Current Report on Form 8-K dated December 20, 1999, is hereby incorporated herein by reference).

     6. Amended Articles of Association of the Company (The Amended Articles of Association, filed as Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A dated November 24, 1999 is hereby incorporated herein by reference).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CYPRESS ASSOCIATES II LLC

                                    By: /s/ Jeffrey P. Hughes
                                       ----------------------------------
                                         Name:  Jeffrey P. Hughes
                                         Title: Managing Member

                                    CYPRESS MERCHANT BANKING PARTNERS II L.P.

                                    By:  Cypress Associates II LLC, its
                                         General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ----------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Managing Member

                                    CYPRESS MERCHANT BANKING II C.V.

                                    By:  Cypress Associates II LLC, its
                                         Managing General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ---------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Managing Member

                                    55th STREET PARTNERS II L.P.

                                    By:  Cypress Associates II LLC, its
                                         General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ---------------------------
                                              Name: Jeffrey P. Hughes
                                              Title:  Managing Member

                                         /s/ Jeffrey P. Hughes
                                         ----------------------------------
                                         JEFFREY P. HUGHES*
                                         /s/ Jeffrey P. Hughes
                                         ---------------------------------
                                         JAMES A. STERN*
                                         /s/ Jeffrey P. Hughes
                                         ----------------------------------
                                         JAMES L. SINGLETON*

                                         /s/ Jeffrey P. Hughes
                                         ----------------------------------
                                          DAVID P. SPALDING*
                                          * By:  Jeffrey P. Hughes
                                          Title:  Attorney-in-Fact
Dated:  December 23, 1999

                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of a statement on Schedule 13D relating to the Ordinary Shares, nominal value 1.25 pence per share, of Danka Business Systems PLC, a limited liability company organized and existing under the laws of England and Wales, and that any amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

                                    CYPRESS ASSOCIATES II LLC

                                    By: /s/ Jeffrey P. Hughes
                                       ---------------------------------------
                                         Name:  Jeffrey P. Hughes
                                         Title:  Managing Member

                                    CYPRESS MERCHANT BANKING PARTNERS II L.P.

                                    By:  Cypress Associates II LLC, its
                                         General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ---------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Managing Member

                                    CYPRESS MERCHANT BANKING II C.V.

                                    By:  Cypress Associates II LLC, its
                                         Managing General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ---------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Managing Member

                                    55th STREET PARTNERS II L.P.

                                    By:  Cypress Associates II LLC, its
                                         Managing General Partner

                                         By: /s/ Jeffrey P. Hughes
                                            ---------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Managing Member

                                    /s/ Jeffrey P. Hughes
                                    ---------------------------------
                                    JAMES A. STERN*

                                    /s/ Jeffrey P. Hughes
                                    ----------------------------------
                                    JEFFREY P. HUGHES*

                                    /s/ Jeffrey P. Hughes
                                    ----------------------------------
                                    JAMES L. SINGLETON*

                                    /s/ Jeffrey P. Hughes
                                    ----------------------------------
                                    DAVID P. SPALDING*

Dated:  December 23, 1999         * By:  Jeffrey P. Hughes
                                    Title:  Attorney-in-fact

                                   EXHIBIT 2

                               POWER OF ATTORNEY


          Know all men by these presents that each of the undersigned (each, a "Grantor") does hereby make, constitute and appoint each of the other undersigned, with power and authority to act individually, as true and lawful attorneys-in-fact of such Grantor with full powers of substitution and revocation, for and in the name, place and stead of such Grantor (both in such Grantor's individual capacity and as a member or other authorized representative of any limited liability company or partner or other authorized representative of any partnership for which such Grantor is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., or 55th Street Partners II L.P. or their affiliates (including any amendments or supplements to any reports or schedules previously filed by such persons or entities)
(i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5 and (ii) in connection with an application for EDGAR access codes, including without limitation on Form ID.

                                    /s/ James A. Stern
                                    ---------------------
                                    JAMES A. STERN

                                    /s/ Jeffrey P. Hughes
                                    ---------------------
                                    JEFFREY P. HUGHES

                                   /s/ James L. Singleton
                                    ---------------------
                                    JAMES L. SINGLETON

                                   /s/ David P. Spalding
                                   ----------------------
                                    DAVID P. SPALDING



December 17, 1999
                                     -25-